UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Admendment No. 1)

K-Swiss Inc.

Class A Common Stock

482686-10-2

Check the following box if a fee is being paid with this statement. (A fee is not required only if th filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing
Cusip # 482686-10-2						Page 2 of 6
 information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
     S.S. or I.R.S Identification No. of Above Person
	Academy Capital Management				74-2411461
2.  Check the Appropriate Box if a Member of a Group*
				(a)
				(b)
3.  SEC Use Only

4.  Citizenship or Place of Organization
	Texas
5.  Sole Voting Power
	213,157
6.  Shared Voting Power
	-0-
7.  Sole Dispositive Power
	213,157
8.  Shared Dispositive Power
Cusip #  482686-10-2						Page 3 of 6
	-0-
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	213,157
10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9
	5.95%
Type of Reporting Person
	IA
Item 1. (a) Name of Issuer:
	K-Swiss Inc.
Item 1. (b) Address of Issuer's Principal Executive Offices:
	20664 Bahama Street
	Chatsworth, CA  91311
Item 2. (a) Name of Persons Filing:
	Academy Capital Management
Item 2. (b) Address of Principal Business Office or, if none, Residence:
	500 North Valley Mills Drive, Suite 208
	Waco, Texas  76710
Item 2. (c) Citizenship
	Academy Capital Management is a Texas corporation
Item 2. (d) Title of Class of Securities:
	Class A Common Stock
Item 2. (e) CUSIP Number:
Cusip #  482686-10-2						Page 4 of 6
	482686102
Item 3.  If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b),
	 check whether	the person filing is a:
	(a)  [   ]   Broker or Dealer registered under Sec. 15 of the Act
	(b)  [   ]   Bank as defined in Sec. 3 (a) (6) of the Act
	(c)  [   ]   Insurance Company as defined in Sec. 3 (a) (19) of the Act
	(d)  [   ]   Investment Company registered under Sec. 8 of the
		   Investment Company Act
	(e)  [ x ]   Investment Advisor registered under Sec. 203 of the
		   Investment Advisers Act of 1940
	(f)  [   ]   Employee Benefit Plan, Pension Fund which is subject to
		 the provisions of the Employee retirement Income Security
		 Act of 1974 or Endowment Fund; see Sec. 240.13d-1 (b) (ii) (F)
	(g)  [   ]   Parent Holding Company, in accordance with Sec 240.13d-1
		(b) (ii) (G) (Note:  See Item 7)
	(h)  [   ]   Group, in accordance with Sec. 240.13-1 (b) (1) (ii) (H)
Item 4.  Ownership  (as of December 31, 1996)
	(a)   Amount Beneficially Owned:  See Item 9 of cover pages
	(b)   Percent of Class:  See Item 11 of cover pages
	(c)   Number of shares as to which such person has:
		(I)     sole power to vote or to direct the vote
		(ii)    shared power to vote or to direct the vote
		(iii)   sole power to dispose or to direct the disposition of
		(iv) shared power to dispose or to direct the disposition of See items 5-8 of cover pages
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Item 5.  Ownership of Five Percent or Less of a Class
	If this statement is being filed to report the fact that as of the
	date hereof the reporting person has ceased to be the beneficial
	 owner of more than five percent of the class of securities,
	 check the following  [   ].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person
	Not Applicable
Item 7.  Identification and Classification of the Subsidiary Which Acquired
	 the Security Being Reported on By the Parent Holding Company
	Not Applicable
Item 8.  Identification and Classification of Members of the Group
	Not Applicable
Item 9.  Notice of Dissolution of Group
	Not Applicable
Item 10.  Certification
	By signing below I certify that, to the best of my knowledge
	and belief, the securities referred to above were acquired in the
	 ordinary course of business and were not acquired for the
	 purpose of and do not have the effect of changing or influencing
	the control of the issuer of such securities and were not acquired
	 in connection with or as a participant in any transaction having
	such purposes or effect.
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and
	belief, I certify that the information set forth in this statement
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	is true, complete and correct.

							11/5/97
								Date

							Mr. Joel Adam
								Signature

							President
								Name/Title